Exhibit 2.3

SECOND AMENDMENT TO

STOCK AND ASSET PURCHASE AGREEMENT

THIS SECOND AMENDMENT (this “Amendment”) TO STOCK AND ASSET PURCHASE AGREEMENT is made and entered into to be effective as of this 30th day of November, 2017, by and among LSI Corporation, a Delaware corporation (“Seller”), and ARRIS International plc, a company incorporated in England and Wales (“Purchaser”). Purchaser and Seller are each referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Purchase Agreement (as defined below).

WHEREAS, the Parties and, solely for purposes of Section 9.2 thereof, Broadcom Corporation, a California corporation, are parties to that certain Stock and Asset Purchase Agreement, dated as of February 22, 2017 (as amended or supplemented prior to the date hereof, the “Purchase Agreement”); and

WHEREAS, the Parties wish to amend and modify the Purchase Agreement in certain respects;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as described below and amend the Purchase Agreement as follows:

1. Closing Net Working Capital. The definition of “Closing Net Working Capital” set forth in Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows (inserted wording is shown in bold and underlined):

“Closing Net Working Capital” means an amount equal to the sum of (i) the amount of inventory of the Business, (ii) the Ruckus Accounts Receivable (net of applicable sales discounts, reserves for doubtful accounts and revenue allowances), and (iii) the amount of cash, cash equivalents, bank deposits or similar cash items of the Foreign Ruckus Subsidiaries, in each case, as determined as of the close of business on the day immediately prior to the Closing Date in accordance with GAAP and using the same accounting principles, practices, methodologies and policies applied by the Company in the preparation of the consolidated audited balance sheet of the Company as of October 29, 2016, as contained in the Company SEC Documents (it being understood that, for purposes hereof, no such inventory amount or net receivables amount shall reflect any step-up, re-valuation or similar adjustment under purchase accounting required under GAAP in connection with the closing of the transactions contemplated under the Merger Agreement); provided, that Closing Net Working Capital shall be decreased by, without duplication, (i) the Aggregate Vacation Cash Out Liability, if any, in accordance with Section 5.7(h) and (ii) the Aggregate Transferred Subsidiary Compensation Liability, if any, in accordance with Section 5.7(n).

2. Applicable Award Cash Out Price. The definition of “Applicable Award Cash Out Price” in Section 1.1 of the Agreement is deleted in its entirety and replaced with the following:

“Applicable Award Cash Out Price” means, with respect to each Ultimate Parent Option and Ultimate Parent RSU Award held by a Business Employee who becomes a Transferred Employee during the period commencing on the Closing Date and ending on December 17, 2017, an amount equal to the Merger Exchange Price and with respect to each Ultimate Parent Option and Ultimate Parent RSU Award held by a Business Employee who becomes a Transferred Employee after December 17, 2017, an amount equal to the average closing trading price of a Ultimate Parent Ordinary Share for the ten (10) consecutive trading days ending one (1) trading day immediately preceding the Applicable Transfer Date as reported by Bloomberg, L.P.

3. Assumed Liabilities; Excluded Assets. For avoidance of doubt, the applicable sales discounts, reserves for doubtful accounts and revenue allowances related to the Ruckus Accounts Receivable shall constitute Assumed Liabilities. For avoidance of doubt, the following shall not constitute Excluded Assets: (a) Ruckus Accounts Receivable and (b) cash, cash equivalents, bank deposits or similar cash items held by the Foreign Ruckus Subsidiaries.

4. Additional Definitions. New definitions of “Applicable Transfer Date,” “EMEA Transfer Employees,” “Foreign Ruckus Subsidiaries,” “India Delayed Transfer Closing” and “Ruckus Accounts Receivable” shall be added to Section 1.1 of the Purchase Agreement and shall read as follows:

“Applicable Transfer Date” means, in respect of a Business Employee, the date the Business Employee becomes a Transferred Employee.

“EMEA Transfer Employees” means the individuals listed on Attachment A hereto.

“Foreign Ruckus Subsidiaries” means the Transferred Subsidiaries other than Ruckus and Ruckus Wireless International, Inc.

“India Delayed Transfer Closing” shall have the meaning set forth in Section 2.11.

“Ruckus Accounts Receivable” means any accounts receivable, vendor rebate receivables, notes receivable or other receivables associated with the Network Edge Products held directly by Ruckus or Brocade Communications Switzerland Sarl.

5. Certain Pre-Closing Transfers. Section 2.10(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows (inserted wording is shown in bold and underlined):

(a) Notwithstanding anything to the contrary in this Agreement (including Section 5.1), at any time prior to the Closing, Seller, the Company and their respective Subsidiaries (including the Transferred Subsidiaries) shall be permitted to (i) engage in dividends, sweeps and other transfers of cash, cash equivalents, bank deposits or similar cash items (other than deposits under any Assumed Leases) of the Transferred Subsidiaries and (ii) assign, transfer, convey or deliver to Seller or any of its Affiliates any accounts receivable, vendor rebate receivables, notes receivable or other receivables due to any Transferred Subsidiary other than the Ruckus Accounts Receivable.

6. Intercompany Loan Transactions. Seller and the Company and their respective Affiliates intend to effectuate the loan and repayment transactions contemplated by Attachment B hereto (the “Intercompany Loan Transactions”). Purchaser hereby consents to the Intercompany Loan Transactions for purposes of Section 5.1 of the Purchase Agreement.

7. India Delayed Transfer Closing.

(a) Exhibit C of the Purchase Agreement is hereby amended and restated in its entirety to read as set forth on Attachment C hereto and such document shall constitute the India Purchase Agreement for all purposes.

(b) Article II of the Purchase Agreement is hereby amended and restated to add the following Section 2.11, which in its entirety will read as follows:

2.11 India Delayed Transfer Closing. Notwithstanding the foregoing provisions of this Article II, the Parties shall, in accordance with Appendix A, delay the Closing of this Agreement with respect to the Purchased Assets and/or Assumed Liabilities related to India (the closing of the transactions contemplated thereby, the “India Delayed Transfer Closing”) in accordance with the India Purchase Agreement.

(c) The language set forth in Attachment D hereto shall amend the Purchase Agreement and hereby will add Appendix A to the Purchase Agreement.

8. Ultimate Parent Options and Ultimate Parent RSU Awards. Section 5.6 of the Agreement is deleted in its entirety and replaced with the following:

5.6 Ultimate Parent Options and Ultimate Parent RSU Awards.

(a) Seller shall cause each outstanding and unvested Ultimate Parent Option held by each Transferred Employee as of immediately prior to the Applicable Transfer Date for such Transferred Employee to be vested in full and cancelled immediately prior to the Applicable Transfer Date for such Transferred Employee, and Seller shall pay (or cause to be paid to) such Transferred Employee an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Ultimate Parent Ordinary Shares that were issuable upon exercise of such Ultimate Parent Option as of immediately prior to the Applicable Transfer Date for such Transferred Employee and (ii) the amount, if any, by which (A) the Applicable Award Cash Out Price for such Ultimate Parent Option exceeds (B) the exercise price per Ultimate Parent Ordinary Share at which such Ultimate Parent Option was exercisable immediately prior to the Applicable Transfer Date for such Transferred Employee, without interest and subject to applicable tax withholdings. Seller shall cause such payments to be made through the payroll systems of Seller or its Subsidiaries; provided, however, to the extent that such payments are made through the payroll systems of any Transferred Subsidiary, such payments (and any related withholding payments) shall be made prior to the Closing; provided, further, however, that, with respect to the payroll systems of Ruckus Wireless Network Technology (Shenzhen) Co., Ltd., it is agreed that such payments shall be made after the Closing and that Seller shall promptly reimburse such Transferred Subsidiary for any such out-of-pocket payments.

(b) Seller shall cause each outstanding and unvested Ultimate Parent RSU Award held by each Transferred Employee as of immediately prior to the Applicable Transfer Date for such Transferred Employee to be vested in full and cancelled immediately prior to the Applicable Transfer Date for such Transferred Employee, and Seller shall pay (or cause to be paid to) such Transferred Employee an amount in cash equal to the product obtained by multiplying (i) the aggregate number of Ultimate Parent Ordinary Shares that were issuable with regard to the related Ultimate Parent RSU Award as of immediately prior to the Applicable Transfer Date for such Transferred Employee and (ii) the Applicable Award Cash Out Price for such Ultimate Parent RSU Award, without interest and subject to applicable tax withholdings. Seller shall cause such payments to be made through the payroll systems of Seller or its Subsidiaries; provided, however, to the extent that such payments are made through the payroll systems of any Transferred Subsidiary, such payments (and any related withholding payments) shall be made prior to the Closing; provided, further, however, that, with respect to the payroll systems of Ruckus Wireless Network Technology (Shenzhen) Co., Ltd., it is agreed that such payments shall be made after the Closing and that Seller shall promptly reimburse such Transferred Subsidiary for any such out-of-pocket payments.

(c) As soon as reasonably practicable and prior to the Closing Date, Seller shall, and shall cause its Affiliates to, adopt such resolutions and take such other action as may be reasonably necessary to effectuate the provisions of this Section 5.6.

(d) The Closing Date Payment shall be increased by an amount (such amount, the “Aggregate Award Cash Out Amount”) equal to (i) the aggregate amount of the total payments required to be made (or caused to be made) by Seller or its Affiliates pursuant to this Section 5.6 (including the employer portion of any payroll withholding or similar Taxes in connection therewith) in respect of Transferred Employees whose Applicable Transfer Date is on the Closing Date, minus (ii) any cash Tax savings or refunds that are actually realized by Seller or any of its Affiliates in the Tax year of such payments or are reasonably anticipated to be realized in the two immediately succeeding Tax years, and any amounts reasonably anticipated to be credited against cash Taxes payable of Seller or any of its Affiliates in the Tax year of such payments or the two immediately succeeding Tax years. Within ten (10) Business Days following the commencement of employment with Buyer or its Affiliates of any Business Employee who becomes a Transferred Employee after the Closing Date, Buyer shall make, or cause to be made, to Seller or a Seller Affiliate designated by Seller, a payment (a “Cash Out Reimbursement”) equal to the amount of (i) the payments required to be made (or caused to be made) by Seller or its Affiliates pursuant to this Section 5.6 (including the employer portion of any payroll withholding or similar Taxes in connection therewith) in respect of such Transferred Employee whose Applicable Transfer Date is after the Closing Date, minus (ii) any cash Tax savings or refunds that are actually realized by Seller or any of its Affiliates in the Tax year of such payments or are reasonably anticipated to be realized in the two immediately succeeding Tax years, and any amounts reasonably anticipated to be credited against cash Taxes payable of Seller or any of its Affiliates in the Tax year of such payments or the two immediately succeeding Tax years.

9. EMEA Transfer Employees. Section 5.7 of the Agreement is amended as follows:

(a) The first sentence of Section 5.7(a) is amended and restated in its entirety to read as follows (inserted wording is shown in bold and underlined):

(a) Except as otherwise provided with respect to (i) those Transferred Subsidiary Employees whose employment will continue after the Closing Date as described in Section 5.7(l) and (ii) Non-U.S. Employees whose employment will continue after the Closing Date as described in Section 5.7(j), Purchaser shall offer employment within 15 days prior to the Closing Date to each Business Employee, including each EMEA Transfer Employee, to be effective on the Closing Date (except for those Business Employees on vacation or other approved leave of absence as of the Closing Date, which offer is to be effective on their return to employment), each such offer to be, for at least 12 months after the Closing Date (subject to the penultimate sentence of this Section 5.7(a)), at (A) the same general location as in effect immediately prior to the Closing and the same or superior base salary or base wage rate as in effect immediately prior to the Closing, and (B) cash bonus opportunities no less favorable in the aggregate as those provided to such employees by Seller or its Subsidiaries immediately prior to the Closing (unless otherwise required by local Law, in which case such offer shall comply with local Law).

(b) Section 5.7(k) is amended and restated in its entirety to read as follows (inserted wording is shown in bold and underlined):

(k) In the case of any Benefit Plan that is a Non-U.S. Benefit Plan, Seller or its Affiliates, as the case may be, shall take any necessary actions to cause, effective as of the Closing, any Non-U.S. Employees and former international employees of the Business (and their respective eligible dependents and beneficiaries) who are participating in any such Non-U.S. Benefit Plan to cease participation in such Non-U.S. Benefit Plan. Seller shall, and shall cause its Subsidiaries to, comply with all obligations under applicable Laws to inform or consult, whether individually or collectively, with Non-U.S. Employees (and obtain any required consent from any such Non-U.S. Employee) or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to Purchaser as is required for Purchaser to comply with its obligations on a timely basis. Purchaser and its Affiliates shall assume and be solely responsible for, and shall indemnify and hold harmless, Seller and its Affiliates from and against, all obligations, Liabilities, costs and commitments in respect of (i) claims made by any Transferred Employee for (A) any statutory, contractual or common law severance, termination pay or separation benefits (including the employer portion of any employment taxes, together with any compensation payable during any mandatory termination period related thereto) including, but not limited to, claims for wrongful dismissal, constructive dismissal, notice of termination of employment, pay in lieu of notice or termination, termination indemnities or other indemnities, (B) any damages arising from a breach of such Transferred Employee’s employment Contract and (C) any payments required to be made in respect of the termination of the Transferred Employee’s employment, in case of (A), (B) or (C) arising out of, relating to or in connection with the failure of Purchaser or one of its Affiliates to offer employment to any such Transferred Employee that complies with the terms of Section 5.7(a) and as required by applicable Law; (ii) the failure of Purchaser and/or any of its Affiliates to inform or consult any Business Employees, any Governmental Entity, or any employee representatives as required by applicable Law in connection with the foregoing; (iii) amounts imposed by a Governmental Entity and/or under applicable Law arising out of any difference between the terms and conditions of employment applicable to a Transferred Employee immediately prior to the Closing Date and those applicable to that Transferred Employee on and after the Closing Date (but only to the extent the terms and conditions of employment applicable to a Transferred Employee prior to the Closing Date complied with applicable Law); and (iv) claims made by any EMEA Transfer Employee for (A) any statutory, contractual or common law severance, termination pay or separation benefits (including the employer portion of any employment taxes, together with any compensation payable during any mandatory termination period related thereto) including, but not limited to, claims for wrongful dismissal, constructive dismissal, notice of termination of employment, pay in lieu of notice or termination, termination indemnities or other indemnities, (B) any damages arising from a breach of such Transferred Employee’s employment Contract and (C) any payments required to be made in respect of the termination of the Transferred Employee’s employment, in case of (A), (B) or (C) arising out of, relating to or in connection with either the EMEA Transfer Employee’s acceptance of the offer of employment by Purchaser or one of its Affiliates described in Section 5.7(a), or the EMEA Transfer Employee’s failure to accept such an offer. Notwithstanding the foregoing, Seller shall be solely responsible for any and all Liabilities arising from or relating to the termination of employment by Seller or any of its Affiliates of any Business Employee, including any Non-U.S. Employee but excluding, for the avoidance of doubt, any EMEA Transfer Employee, who fails to accept the offer of employment by Purchaser or one of its Affiliates described in Section 5.7(a).

(c) Section 5.7(l) is amended and restated in its entirety to read as follows (inserted wording is shown in bold and underlined):

(l) Each Transferred Subsidiary Employee, other than an EMEA Transfer Employee who accepts the offer of employment by Purchaser or one of its Affiliates described in Section 5.7(a), as of the Closing Date shall be employed by the applicable Transferred Subsidiary immediately following the Closing Date, and shall be provided with, for at least 12 months after the Closing Date (subject to the penultimate sentence of Section 5.7(a)), (i) the same general location of employment as in effect immediately prior to the Closing and the same or superior base salary or base wage rate as in effect immediately prior to the Closing, and (ii) cash bonus opportunities no less favorable in the aggregate as those provided to such employees by Seller or its Subsidiaries immediately prior to the Closing (unless otherwise required by local Law, in which case in compliance with local Law).

(d) Section 5.7(n) is amended and restated in its entirety to read as follows (inserted wording is shown in bold and underlined):

(n) Seller shall be solely responsible for any compensation or other amounts payable to any Transferred Employee in respect of his or her employment by the Company or its Subsidiaries at any time prior to the Closing Date (excluding any Liabilities relating to any Transferred Benefit Plan that exist as of, or arise on or after, the Closing Date under such Transferred Benefit Plan other than any amounts with respect to which Seller specifically retains responsibility under this Section 5.7), including, without limitation, any payroll, bonuses, workers compensation or employee benefits (but excluding any amount payable under Section 5.7(h)), for any period relating to service with the Company or any of its Subsidiaries at any time prior to the Closing Date, and (i) Seller shall pay, or cause to be paid, all such unpaid amounts to which Transferred Employees who are not employed by a Transferred Subsidiary are entitled as of the Closing on or prior to the Closing Date (or, as of immediately after the expiration of such leave and their return to employment, for those Business Employees who are not employed by a Transferred Subsidiary but are on an approved leave of absence as of the Closing Date) and (ii) Closing Net Working Capital shall be decreased by the aggregate amount of all such unpaid amounts to which Transferred Employees who are employed by a Transferred Subsidiary, including for these purposes the EMEA Transfer Employees, are entitled as of the Closing (the “Aggregate Transferred Subsidiary Compensation Liability”).

10. Timing Matters. For purposes of the Closing, the sale and purchase of the Purchased Ruckus Interests contemplated under clause (i) of Section 2.1(a) of the Purchase Agreement shall be consummated immediately prior to the sale and purchase of the Purchased Assets contemplated under clause (ii) of Section 2.1(a) and the assumption of the Assumed Liabilities contemplated under clause (ii) of Section 2.1(b) of the Purchase Agreement. The foregoing shall not be construed to be a modification of, or limitation on, any other provision of the Purchase Agreement, including the representations, warranties, covenants, condition and indemnities set forth therein. Notwithstanding anything to the contrary in the Purchase Agreement or this Amendment, in no event shall the sale of the Purchased Assets to, or the assumption of the Assumed Liabilities by, any Purchaser Designee that is a Subsidiary of Ruckus be deemed to enlarge, modify, alter, amend or otherwise change in any manner the rights and obligations of the Parties that would exist assuming that such Purchaser Designee was not a Subsidiary of Ruckus.

11. Conflicting Terms; Limitation of Amendment. In the event of any conflict or inconsistency between the terms of this Amendment and the Purchase Agreement, the terms of this Amendment shall control. Except as otherwise set forth herein, all terms and provisions of the Purchase Agreement shall remain in full force and effect. The Purchase Agreement, as referenced in any other document that the Parties have executed, means the Purchase Agreement, as amended by this Amendment.

12. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

13. Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Amendment shall have no effect, and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Amendment (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Amendment.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

LSI CORPORATION

By:	/s/ Thomas H. Krause, Jr.
Name:	Thomas H. Krause, Jr.
Title:	President and Secretary

ARRIS INTERNATIONAL PLC

By:	/s/ David B. Potts
Name:	David B. Potts
Title:	Chief Financial Officer

[Signature Page to Second Amendment to the Stock and Asset Purchase Agreement]